

May 15, 2023

Elaine Marion
Chief Financial Officer
ePlus inc.
13595 Dulles Technology Drive
Herndon, VA 20174

> **Re: ePlus inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2022**
> **Filed May 26, 2022**
> **Response dated April 21, 2023**
> **File No. 001-34167**

Dear Elaine Marion:

We have reviewed your April 21, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 24, 2023 letter.

Response filed April 21, 2023

Key Business Metrics, page 28

1. We note your response to comment one, including your plan to present gross billings as a metric rather than a non-GAAP financial measure. Please revise your definition to explain that gross billings includes the gross transaction values for certain sales transactions that you recognize on a net basis and, therefore, includes amounts that will not be recognized as revenue.

Management's Discussion and Analysis
Results of Operations, page 36

2. We note your response to comment two. While you quantify sales by customer end

market and vendor for the technology segment and appear to focus on such in your disclosure, your narrative does not appear to explain "why" changes occured other than what appears to be a more general reference to buying cycles and timing of IT initiatives. We note from your fourth quarter earnings call that you experienced strong growth trends in your services business, which includes a wide range of professional and managed services, staffing, logistics and help desk services. However, your proposed revised disclosure does not speak to this factor. We also note from the call that "annuity quality" services tend to have higher margins and more predictable financial performance, which you consider a positive trend. Finally, we note from the call that product gross margin increased 20 basis points to 22.8%, while service gross margin decreased 390 basis points to 35.3%, reflecting lower professional service margins due to higher costs. Therefore, we continue to believe you should attempt to further discuss the key drivers of changes in your results in a way you believe will allow investors to best understand the business as seen through the eyes of management. Additionally, we note from your response that you experienced price inflation on purchases of products which are resold. Please expand your discussion to identify if inflation was a contributing factor in recording higher product revenues and clarify the resulting impact, if quantifiable.

 You may contact Nasreen Mohammed at 202-551-3773 or Lyn Shenk at 202-551-3380 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services